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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


For the month of December, 2002                 Commission File Number:  0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F / /                     Form 40-F /X/


Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               Yes / /   Assigned    File No.  ____________ No /X/

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).


                                      INDEX


Press Release dated December 16, 2002                                 Page 2 - 3
Signature Page                                                            Page 4

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                      [LOGO} NORTH AMERICAN PALLADIUM LTD.

130 Adelaide St. West
Suite 2116
Toronto, ON
M5H 3P5                                             NEWS RELEASE

Website: www.napalladium.com                               December 16, 2002

FOR IMMEDIATE RELEASE                                   Trading Symbol TSX - PDL
---------------------                                                 AMEX - PAL

                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                            UPDATE ON PRIMARY CRUSHER


The Company today announced that major repairs to the primary crusher have been completed. The Company and the equipment manufacturer are working expeditiously to resolve one final outstanding issue involving a damaged outer eccentric bushing. Upon completion of this repair to the primary crusher, the Company will conduct a brief testing program followed by full-scale operation. As reported earlier, the Company has property and business interruption insurance and will pursue a claim under the terms of the insurance coverage.

Since the primary crusher has been inactive, the mill has continued to operate at a throughput rate of 12,000-14,000 tonnes per day. The crushed ore feed to the mill is currently being provided by portable contract crushing equipment. The mill is expected to continue to operate at existing throughput rates until the primary crusher has been reactivated.

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 News Release, December 16,2002      Page 1

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NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. PALLADIUM use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:
Michael P. Amsden - President & CEO
Tel: (416) 360-2653  Fax: (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel: (416) 360-2650  Fax: (416) 360-7709
or
Nicholas J. Nikolakakis - Treasurer
Tel: (416) 360-2651  Fax: (416) 360-7709

Forward-Looking Statements - Some statements contained in this release are forward-looking and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such forward-looking statements include comments regarding milling operations, mineral reserve and resource statements and exploration program performance. Factors that could cause actual results to differ materially include metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tons milled, geological, technical, mining or processing problems, exploration programs and future results of exploration programs at the Lac des Iles Mine, future profitability and production. The Company disclaims any obligation to update forward-looking statements.






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 News Release, December 16,2002      Page 2

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NORTH AMERICAN PALLADIUM LTD.

Date:  December 24, 2002                      By:  /s/ Mary Batoff
      ------------------------                    ---------------------------
                                                       Mary Batoff

                                              Title:  Secretary







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